[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 7, 2018

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The Cushing® Renaissance Fund

Registration Statement on Form N-2

(File Nos. 333-222383 and 811-22499)

Dear Mr. Ganley:

Thank you for your telephonic comments received on February 6, 2018 regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed by The Cushing® Renaissance Fund (the “Fund”) on February 2, 2018 with the Securities and Exchange Commission (the “SEC”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below.

We hereby confirm on behalf of the Fund that the Fund will include in the body of the final Prospectus, which will be filed with the SEC in accordance with Rule 497 under the Securities Act of 1933, as amended, the following representation:

The Fund will not sell Common Shares at a price below its net asset value per Common Shares (including with shareholder approval or pursuant to rights to purchase Common Shares) under this Prospectus or an accompanying prospectus supplement without first filing a new post-effective amendment to the registration statement if the cumulative dilution to the Fund’s net asset value per share from offerings under the registration statement exceeds 15%.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy